SECOND AMENDED AND RESTATED OPERATING AGREEMENT

This Second Amended and Restated Operating Agreement, dated January __ 2025, by and between James Rogers, JPG Hospitality Corp and Geisel Hospitality Corp the undersigned members, and each having a member interest is hereby adopted as the written Amended and Restated Operating Agreement of **Citizens Holdings LLC** (the "Company") and

WHEREAS, this Second Amended and Restated Operating Agreement (the "Agreement") does not contain any provisions inconsistent with the Articles of Organization of this Company, and

WHEREAS, the members desire to enter into this Second Amended and Restated Operating Agreement in order to amend and restate in its entirety that certain Amended and Restated Operating Agreement of the Company, dated June 1, 2024, and

WHEREAS, the members are entering into this Agreement to amend and restate the Predecessor Agreement, in connection with the admittance of Members holding "profits interests" to the Company, and to provide for the rights and obligations of the Members of the Company in and as to the Company; and

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Definitions. Words and phrases set forth within this Second Amended and Restated Operating Agreement which relate to the business of this limited liability company or the conduct of its affairs or the rights, powers, preferences, limitations or responsibilities of its members, managers, employees, or agents, as the case may be, or to any matter which this limited liability company is required or has done under mandate of law or the fulfillment of this Amended and Restated Operating Agreement, shall be defined as it has been defined in Section 102 of the New York Limited Liability Company Law (the "Act") or in other applicable statutes or rulings.

ARTICLE II

GENERAL PROVISIONS

Section 2.1 Formation. The Company was formed as a limited liability company as Citizens Holdings LLC pursuant to the provision of the Act by causing Articles of Organization (the "Articles") to be filed with the Secretary of State of the State of New York (the "Secretary of State"). The Company hereby adopts, confirms and ratifies the Articles and all acts taken by the organizer in connection therewith. The Managers will file or cause to be filed any amendments and/or restatements to the Certificate of Formation and such filings in other jurisdictions in which the Company conducts business as may be necessary or desirable, and may from time to time

authorize, orally or in writing, on behalf of the Managers, the Members and/or the Company, any other Person or Persons to execute and/or file any such amendments, restatements and any other documents or filings necessary or desirable in order to comply with any requirements of the New York Limited Liability Company Law (the "Act") or the laws of any jurisdiction in which the Company conducts business. Unless prohibited by the Act or other applicable law, the provisions of this Agreement will govern the rights and obligations of the parties hereunder.

Section 2.2 Name and Place of Business. The name of this Company is **Citizens Holdings LLC**. The principal place of business of this Company shall be located at 401 W 25th St, New York, New York 10001 in the County of New York, New York. The Secretary of State of New York is designated as agent of this Company upon whom process against it may be served, and the post office address to which the Secretary of State shall mail a copy of such process against the Company served upon him is: 401 W 25th St, New York, New York 10001.

Section 2.3 Business of the Company. The Company is formed for the purpose of engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary, advisable, convenient, or incidental thereto. The Company will have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by Sec. 202(a)-202 (q) of the Act.

Section 2.4 Term. The Company has no specific date of dissolution, unless sooner dissolved pursuant to this Agreement or pursuant to the provisions of the Act.

ARTICLE III

MANAGEMENT; GOVERNANCE; MEETINGS

Section 3.1 Managers; Authority Generally.

(a) Except as otherwise required by the Act or other applicable law, the Manager(s) shall have the authority to (i) exercise all the pwers and privileges granted to a limited liability company by the Act or any other law or this Agreement, together with any powers incidental thereto, so far as such powers are necessary or convenient to the conduct, promotion or attainment of the business, trade, purposes or activities of the Company and (ii) take any other action not prohibited under the Act or other applicable law; and, except as explicitly provided herein, no Member acting in its capacity as a Member shall have any authority, power or privilege to act on behalf of or to bind the Company. All management and other responsibilities not specifically reserved to the Members in this Agreement will be vested in the Managers.

(b) The Company shall initially have one manager (the "Manager"). For purposes of this Agreement, the term "Managers" shall mean the Managers of the Company in the aggregate acting as the governing body of the Company. The Manager of the Company shall initially be JPG Hospitality Corp.

(c) Managers shall be elected by affirmative vote or written consent of a Super Majority entitled to vote thereon. The number of managers may be amended by affirmative vote or written

consent of a Super Majority entitled to vote thereon.

(d) A Manager shall hold office until the next meeting of members or until his earlier resignation or removal. Any manager may resign at any time by the giving of written notice thereof to this Company, provided however there is no violation of any provision of the Operating Agreement or any provision of a contractual agreement between this Company and the manager. The removal or resignation of a manager who is a member, does not affect in any way such manager's rights, duties, privileges and obligations as a member nor does it constitute a withdrawal as a member.

(e) Any vacancy occurring in the number of managers may be filled by affirmative vote or written consent of a Super Majority entitled to vote thereon. Such newly elected manager shall be elected to serve the unexpired term of his predecessor. If the number of managers is increased by amendment to this Agreement, then such new manager shall be elected by affirmative vote or written consent of a Super Majority entitled to vote thereon.

(a) All decisions or actions to be made or taken by the Managers shall require the "Consent of the Managers," which shall mean the affirmative vote of a majority in number of the Managers. In the event that a majority in number of the Managers cannot consent to a decision or action, such decision or action shall be determined by Member Consent.

(f) Each Manager shall perform its duties hereunder in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company. Each Manager shall be entitled to rely, in the performance of such duties, on information, opinions, reports or statements, including financial statements, in each case prepared by one or more agents or employees, counsel, certified public accountants or other Persons employed by the Company, as to matters that such Manager believes to be within such Persons' special competence.

(g) The signature of any Manager acting alone on any agreement, contract, instrument or other document shall be sufficient to bind the Company in respect thereof and conclusively evidence the authority of the Managers and the Company with respect thereto, and no third party need look to any other evidence or require joinder or consent of any other party to bind the Company or to evidence such authority.

(h) The Managers will be entitled to payment from the Company for services to or for the benefit of the Company, such payment to be in the amount of all expenses incurred in managing and conducting the business and affairs of, and otherwise acting on behalf of, the Company (including, without limitation, compensation expenses, overhead and third-party expenses). The Company may pay compensation to, reimburse expenses incurred by, and otherwise provide consideration to any Person (including any Member) as it may determine in its discretion.

(i) No Member, Manager, agent, or officer of the Company, and no Affiliate of any of them, will have any fiduciary duty to the Company or to any of the others of them. No Member, Manager, agent, or officer of the Company, and no Affiliate of any of them, will be liable, responsible or accountable in damages or otherwise to the Company or to any of the others of

them for (A) any act performed in good faith within the scope of the authority conferred by this Agreement, (B) any good faith failure or refusal to perform any act except those required by the terms of this Agreement, or (C) any performance or failure or refusal to perform any act in reliance on the advice of accountants or legal counsel for the Company; provided, however, that each Member, Manager, agent, and officer of the Company will nevertheless be liable in all events for his, her, or its own fraud, willful misconduct, or (in the case of a Member or Manager) breach of this Agreement.

(j) In discharging their duties, the Members, Managers, agents, and officers of the Company will be fully protected in relying in good faith upon the records required to be maintained hereunder and upon such information, opinions, reports, or statements by any Person, as to matters a Member, Manager, agent, or officer reasonably believes are within such Person's professional or expert competence and who has been identified with reasonable care by a Member, Manager, agent, or officer, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, profits, or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid. Any repeal or amendment of this Section 3.1 will be prospective only and will not adversely affect any limitation on the liability of any Person existing at the time of such repeal or amendment. In addition to the circumstances in which a Person is not liable as set forth in this Section **Error! Reference source not found.**, any such Person will not be liable to the fullest extent permitted by any provision of the laws of the state of New York previously or hereafter enacted that further limits the liability of a Person serving in the capacity stated.

(k) To the fullest extent permitted by law, the Company will indemnify, defend, and save harmless each Member, Manager, agent, and officer of the Company, and each of the respective agents, officers, partners, managers, members, employees, representatives, directors, and shareholders of any of the foregoing, from any loss, cost, damage, fee (including without limitation, legal and expert witness fees and costs), or expense incurred by reason of (A) such party's status as such Member, Manager, agent, officer, partner, manager, member, employee, representative, director, or shareholder, (B) any act performed in good faith within the scope of the authority conferred by this Agreement, (C) any good faith failure or refusal to perform any act except those required by the terms of this Agreement, or (D) any performance or omission to perform any act based upon reasonable good faith reliance on the advice of accountants or legal counsel for the Company, provided that no indemnification will be given with respect to acts or omissions that constitute fraud, willful misconduct, or breach of this Agreement.

(l) A Manager will also be a Member to the extent of any limited liability company interest in the Company it may now hold or hereafter acquire. Its rights, powers, restrictions and liabilities as a Manager will remain unaffected by its status as a Member.

Section 3.2 Company Actions. The Company shall:

(a) Adopt the calendar year as its fiscal year (the "Fiscal Year").

(b) Adopt the cash basis as its method of accounting and keep its books and records on such basis.

(c) If a distribution as described in Sec. 734 of the Code occurs or if a sale or transfer of a Membership Units described in Sec, 743 of the Code occurs, upon the written request of any member, to elect to adjust the basis of the property of the Company pursuant to Sec. 754 of the Code.

(d) Elect to amortize the organizational expenses of this Company and the start-up costs of this Company under Sec. 195 of the Code ratably over a period of sixty months as permitted by Sec. 709(b) of the Code.

(e) To make any other election permitted by law that the Manager or Members may deem appropriate and in the best interest of the members.

(f) Neither this Company nor any member may make an election for the Company to be excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar provisions of applicable state law, and no provisions of this agreement shall be interpreted to authorize any such election.

Section 3.2 Major Decisions; Meetings; Consent of Members

(a) Notwithstanding any other provision of this Agreement, the following actions (each, a "Major Decision") may only be taken upon approval by (1) a Super Majority (as defined in Section 4.7 herein) and (2) the approval by a majority of Percentage Interest of the Founder Units .

(b) commencing or consenting to any voluntary Bankruptcy proceedings or filing an answer or other pleading admitting or failing to contest the material allegations of a Bankruptcy petition filed against the Company;

(c) amending this Agreement or the Articles of Organization;

(d) selling the Company or approving the sale, exchange, lease, mortgage, pledge or other transfer or disposition of all or substantially all of the assets of the Company;

(e) allowing or initiating a dissolution or merger of the Company; or

(f) taking any action, in addition to the above, that is substantially outside the ordinary course of business of the Company.

Section 3.3. No Liability. No member shall be personally liable for any debts, obligations or liabilities of this Company or of any other member, solely by reason of his being a member of this Company, whether such debt arose in contract, tort or otherwise, unless set forth in this Agreement. A member shall have the option to waive such limitation of liability pursuant to Section 609 of the Act and may be legally liable pursuant to other applicable law in his capacity as a member.

Section 3.4. Meetings. The Company shall hold its annual meeting of members at such other time as shall be determined by affirmative vote or written consent of a majority of the Percentage Class Interests of the Class A Units, at the Offices of the company, 401 W 25th St, New York, New York 10001, or at such other place also determined by affirmative vote or written consent of a majority of the Percentage Interests of the Class A Units, for the purpose of transacting such business as may come before such meeting. Special meetings may be called for any purpose by a manager or any Class A Member or group of Class A Members holding not less than ten percent of the Percentage Class Interests of the Class A Units.

(a) Whenever it is anticipated that members will be required or permitted to take any action by vote at a meeting, written notice shall be given to all Class A Members stating the place, date and hour of the meeting, stating the purpose of such meeting, and under whose direction such meeting has been called. Such notice of meeting shall be given personally, by first class mail or by electronic transmission, not less than five nor more than fifty days before the date of such meeting. Such notice of meeting need not be given to any member who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting.

(b) Only the presence of a majority of the Percentage Class Interests of the Class A Units, in person or by proxy, entitled to vote shall constitute a quorum at a meeting of members for the transaction of any business. Except as otherwise provided, the affirmative vote of the holders of a majority of the Percentage Class Interests of the Class A Units represented at a meeting at which a quorum is present shall be required for all actions of members. The Class A Members present, despite not being a quorum, may adjourn the meeting. No notice of adjourned meeting is necessary if the time and place of the adjourned meeting is announced at the meeting at which the adjournment is taken. At a meeting in which a quorum is initially present, such quorum is not broken by the subsequent withdrawal of any member, despite the fact that such withdrawal results in less than a quorum being present and all votes taken are binding upon the members of this Company. All acts at a meeting of members at which a quorum is present, shall be the act of all the members and be binding upon them, except such vote requires a greater proportion or number of Percentage Interests or Percentage Class Interests pursuant to the Act, or the Articles of Organization or this Agreement.

(c) A member may vote in person by proxy executed in writing by a member. Every proxy so executed shall be revocable at the will of the member. Such proxy shall automatically be revoked, if prior to its use, the death or incompetence of the member occurred, and notice of such death or adjudication of incompetence is received by the Company. A proxy is presumed to be revoked, whether or not it is stated to be irrevocable, if the member who executed such proxy sells all of his Membership Units prior to the date such proxy is scheduled to be exercised.

(d) Whenever the members of this Company are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken shall be signed by the members who hold the voting interests having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which a majority of the members entitled to vote therein were present and voted and shall be delivered to the office of this Company, its principal place of business or a manager, employee or agent of this Company.

Delivery made to the office of this Company shall be by hand or by certified or registered mail, return receipt requested.

(e) Every written consent shall bear the date of signature of each member who signs the consent, and no written consent shall be effective to take the action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this paragraph to this Company, written consents signed by a sufficient number of members to take the action as provided for herein are delivered to the office of this Company, its principal place of business or a manager, employee or agent of this Company having custody of the records of this Company. Delivery made to such office, principal place of business or manager, employee or agent shall be by hand or by certified or registered mail, return receipt requested.

(f) Two or more members may enter into a binding agreement, in writing and executed by the members seeking to be bound, which provides that the Membership Units held by them shall be voted in accordance with such Agreement or pursuant to any lawful procedure agreed upon by them.

ARTICLE IV
MEMBERS; CAPITAL CONTRIBUTIONS; ADDITIONAL CAPITAL

Section 4.1 Capital Accounts. A separate capital account (each, a "Capital Account") will be established for each Member and will be maintained in accordance with applicable regulations ("Treasury Regulations") under the Internal Revenue Code of 1986, as amended (the "Code").

Section 4.2 Capital Contributions. The Capital Contributions, if any, that Members have made or may hereafter make to the Company will be set forth in the books and records of the Company. No Member will be obligated or required by this Agreement to make any capital contribution or to make any loan to the Company. Except as may be approved by the Company, no Member will be entitled to make any capital contribution or to make any loan to the Company. No loan made to the Company by any Member will constitute a Capital Contribution to the Company for any purpose.

Section 4.3 Limitation of Liability. No Member will have any liability to restore any negative balance in his, her, or its Capital Account or to contribute to, or in respect of, the liabilities or the obligations of the Company, or to restore any amounts distributed from the Company, except as may be required under the Act or other applicable law. Each Member's and Manager's liability will be limited as set forth in this Agreement, the Act and other applicable law, and in all events no Member or Manager will be liable, in such capacity, for any indebtedness, liabilities or other obligations of the Company, whether arising in contract, tort, or otherwise, and all such debts, liabilities or other obligations will be obligations solely of the Company. The failure of the Company and/or the Manager and/or the Members to observe any formalities or requirements relating to the exercise of the powers or management of the Company's business or affairs under this Agreement or the Act will not be grounds for imposing personal liability on the Members or the Manager for any liabilities or other obligations of the Company.

Section 4.4 Withdrawal of Capital. Although the Company may make distributions to the

Members during the term of the Company in return of their Capital Contributions, no Member will have the right to receive any distribution from the Company as a result of his, her, or its withdrawal or resignation, and no Member will have the right to receive the return of all or any part of his, her, or its Capital Contributions or Capital Account, or any other distribution, except as provided in Article VI. Any return of Capital Contributions or a Member's Capital Account will be made solely from the assets of the Company (including the Capital Contributions of the Members) and only in accordance with the terms hereof, and no Member will have personal liability for the return of any other Member's capital. To the extent any monies which any Member is entitled to receive pursuant to Article VI or any other provision of this Agreement would constitute a return of capital, each of the Members consents to the withdrawal of such capital.

Section 4.5 Admission of Additional Members. At any time and from time to time, additional Members (whether or not making Capital Contributions) may be admitted to the Company upon such terms and conditions and in exchange for such consideration, if any, as the Company may determine. Without limitation to the foregoing, substitute Members may be admitted in connection with Transfers of Company Units. In connection with the admission of any substitute or additional Member, Schedule A may, but is not required to, be amended to reflect the inclusion of such substitute or additional Member.

Section 4.6 Company Units. The Company shall offer equity ownership interests in the Company through the issuance of membership units (each a "Unit" or "Membership Unit" and collectively the "Membership Units"). The Company shall have four classes of Membership Units in the form of uncertificated (a) Class A common units (the "Class A Units") held by Class A members ("Class A Members"), (b) Class B common units (the "Class B Common Units") held by Class B members ("Class B Members"), (c) Class P profits interest units (the "Class P Units"), and (d) Class C profits interest units (the "Founder Units") each with the rights and privileges as specified herein. Class A Members are entitled to vote on all matters requiring a vote of the Company's membership. Class B Units and Class P profits interest units are non-voting units. Founder Units have such voting and approval rights as explicitly set forth in this agreement. The economic rights and privileges for the Class A Units, Class B Units, Class P Units and Founder Units shall be as set forth herein (and, for Class P Units and Founder Units, in the applicable award agreement).

(a) The Company is authorized to issue up to 10,000,000 Class A and Class B Membership Units (consisting of (i) 8,000,000 Class A Units, (ii) 2,000,000 Class B Units), 1,000,000 Class P Membership Units, and [3,000,000] Founder Units. The manager or member vested with managing the Company may, in its sole discretion, but shall not be required to, issue certificates to the Members representing the Membership Units held by such Member.

(b) In the event that the Company requires capital in addition to the initial Capital Contributions of the Members, to conduct the business of the Company or to meet its obligations, the additional amount needed, as determined by the Managers, may be obtained by the Company by one or more of the following: (i) by borrowing from one or more of the Members and their respective Affiliates, on such terms and conditions as may then be agreed among such parties; or (ii) by issuing additional Units to one or more of the Members and their respective Affiliates, on

such terms and conditions as may then be agreed among such parties. Any such loan will be payable in full prior to any distributions under Article VI. Any amounts loaned to the Company by an Affiliate of a Member will be treated as loaned by the Member.

(c) Class P Company Units and Founder Units may also be issued without consideration and treated as "profits interests" (as that term is defined in IRS Revenue Procedure 93-27 and clarified by Revenue Procedure 2001-43) that shall entitle a Member holding such Class P Units or Founder Units, as the case may be, to share in the portion of the future net income, net loss and capital appreciation of the Company and that will entitle such a Member to all of the other rights of a Member, but that may be restricted and subject to forfeiture and vesting in accordance with a separate agreement entered into by and between the Company and the particular Member. Neither upon the grant of any profits interest nor at the time that any Class P Units or Founder Units representing such profits interest become substantially vested (as that term is defined in Treasury Regulation §1.83-3(b)) shall the Company or any of the Members deduct any amount (as wages, compensation, or otherwise) for the fair market value of that profits interest. Notwithstanding anything herein to the contrary, treatment of profits interests granted hereunder and the rights and privileges associated therewith may be changed hereafter by the Company as necessary in order to comply with the provisions of the Code and the Treasury Regulations.

Section 4.7 Percentage Interests. Members' names, addresses and number of membership units by class, which represent the Percentage Interest (defined below) in the Company held by each member, are recorded on a schedule maintained by the Company and set forth on Schedule A attached hereto. For purposes of this Agreement, "Percentage Interest" means the overall interest of a Member in the Company. Class P Units, Founder Units or other Units designated as profits interests may be subject to vesting as the Manager(s) deem appropriate. Percentage Interest is calculated by taking the number of vested Membership Units held by a Member divided by the total number of Membership Units then outstanding held by all Members, multiplied by the overall percentage of Membership Units of a class expressed as a decimal. For the purposes of determining voting percentages under this Agreement, "Percentage Class Interests" means the number of Membership Units in the class held by a Member divided by the total number of outstanding Membership Units in that class multiplied by 100. A "Super Majority" is defined as approval by Class A Members holding at least 66.67% in the aggregate of the Company's Class A Percentage Class Interest that are entitled to vote on the matter presented for consideration.

ARTICLE V
ALLOCATIONS; PROFITS AND LOSSES; TAX TREATMENT

Section 5.1 Allocations of Income, Gain, Deduction and Loss.

(a) Except as otherwise provided in this Agreement, profits and losses (and, to the extent necessary, individual items of income, gain, loss, deduction or credit) of the Company will be allocated among the Members, and will be credited or debited to their respective Capital Accounts in accordance with Regulation Section 1.704-1(b)(2)(iv), so as to ensure to the maximum extent possible that such allocations satisfy the economic effect equivalence test of

Regulation Section 1.704-1(b)(2)(ii)(i). Such allocations will incorporate regulatory requirements in Regulation Section 1.704-1(b)(2)(ii)(d)(3) (relating to a "qualified income offset" and limitations on the ability to allocate losses to a partner that would cause a deficit in their "adjusted capital account"). In accordance therewith, all items that can have economic effect will be allocated in such a manner such that, after giving effect to all Capital Contributions and distributions during such taxable year or other relevant period and the special allocations set forth below, the Capital Account at of each Member, immediately after making such allocation, is equal, as nearly as possible, to (i) the cash that such Member would receive if the Company sold all of its assets for an amount of cash equal to the book value of such assets and all of the cash of the Company remaining after payment of all liabilities (limited with respect to each nonrecourse liability to the book value of the assets securing such liability) of the Company were distributed in accordance with Section 5(b) immediately after making such allocation minus (ii) such Member's "share of partnership minimum gain" as defined in Treasury Regulation Section 1.704-2(g)(1) and such Member's "share of partner nonrecourse debt minimum gain" as defined in Regulation Section 1.704-2(i)(5), computed immediately prior to the hypothetical sale of assets.

(b) At no time shall any allocation of losses or of any item of loss or deduction be made if and to the extent such allocation would cause any Member to have, or would increase the deficit in, the "adjusted capital account" of such Member at the end of any fiscal year. Any losses or any item of loss or deduction not allocated to a Member pursuant to the immediately preceding sentence shall be allocated pro-rata among the other Members in accordance with the positive balances in such Member's Capital Accounts so as to allocate the maximum permissible losses to each Member under Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations; provided, however, that no such other Member shall be allocated losses or items of loss or deduction pursuant to this sentence in an amount that would cause a violation of the immediately preceding sentence.

(c) Notwithstanding the foregoing, all allocations of "partnership nonrecourse deductions" (as set forth in Regulations Section 1.704-2(b)) and "partnership minimum gain" (as defined under Regulations Section 1.704-2(d)) and other items that cannot have economic effect (except "partner nonrecourse deductions" as defined in Regulations Section 1.704-2(i)(2) and "partner minimum gain" as defined in Regulations Section 1.704-2(d)) shall be allocated to the Members in accordance with the Members' interests in the Company, which, unless otherwise required by Code Section 704(b) and the Regulations promulgated thereunder, shall be in proportion to the interests of the Members in the Company (based on relative percentage of Unit ownership), and all partner nonrecourse deductions and partner minimum gain shall be allocated in accordance with the provisions of Regulations Section 1.704-2. Each Member's share of "excess nonrecourse liabilities" as defined in Regulations Section 1.752-3(a)(3) shall be equal to such Member's interest in the Company (based on relative Percentage Interest). To the extent permitted by Treasury Regulations Section 1.704-2(h) or (i), the Manager is authorized to treat a distribution by the Company to any Member as allocable to the proceeds of a nonrecourse liability or as proceeds allocable to partner nonrecourse debt.

(d) The provisions of the Regulations related to "qualified income offset," "minimum gain chargeback," "partner nonrecourse debt minimum gain," and "partner nonrecourse debt minimum gain chargeback," are incorporated herein by this reference.

(e) The allocations made pursuant to this Section 5.1 are intended to comply with the provisions of Section 704(b) of the Code and the Regulations thereunder and, in particular, to reflect the Unit Holders' economic interests in the Company, and this Article V shall be interpreted in a manner consistent with such intention.

Section 5.2 Regulatory and Tax Allocations.

(a) Although the Members do not anticipate that events will arise that will require application of this Section 5.2, provisions governing the allocation of taxable income, gain, loss, deduction and credit (and items thereof) are included in this Agreement as may be necessary to provide that the Company's allocation provisions contain a so-called "Qualified Income Offset" and comply with all provisions relating to the allocation of so-called "Nonrecourse Deductions" and "Unit Holder Nonrecourse Deductions" and the chargeback thereof as set forth in the Regulations under Section 704(b) of the Code ("Regulatory Allocations"); provided, however, that the Members intend that all Regulatory Allocations that may be required shall be offset by other Regulatory Allocations or special allocations of tax items so that each Member's share of the net profit, net loss and capital of the Company will be the same as it would have been had the events requiring the Regulatory Allocations not occurred. For this purpose the Managers, based on the advice of the Company's auditors or tax counsel, are hereby authorized to make such special curative allocations of tax items as may be necessary to minimize or eliminate any economic distortions that may result from any required Regulatory Allocations.

(b) Except as otherwise provided in Article V, for federal income tax purposes, each item of income, gain, loss, and deduction shall, to the extent appropriate, be allocated among the Members in the same manner as its correlative item of "book" income, gain, loss, or deduction has been allocated pursuant to the other provisions of Section 5.3. With respect to any property whose book value differs from its adjusted basis for federal income tax purposes, items of depreciation, amortization, gain and loss, as determined for tax purposes, shall, for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its book value, such allocation to be made by the Managers in any manner which is permissible under said Code Section 704(c) and the Treasury Regulations thereunder and Code Section 704(b) and the Treasury Regulations thereunder. In the event the book value of any property of the Company is subsequently adjusted, subsequent allocations of income, gain, loss, and deduction with respect to any such property shall take into account any variation between the adjusted basis of such assets for federal income tax purposes and its book value in the manner provided under Section 704(c) of the Code and the Regulations thereunder. Allocations pursuant to this Section 5.2(b) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of profits and losses, other items, or distributions pursuant to any provision of this Agreement.

Section 5.3 General Allocation and Distribution Rules. For purposes of determining the profits and losses, or any other items allocable to any period, profits and losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Managers using any permissible method under Code Section 706 and the Treasury Regulations thereunder. Except as otherwise provided in this Agreement, all items of income, gain, loss, and

deduction shall be allocable among the Members in the same proportions as the profits or losses for the fiscal year in which such item is included are allocated.

Section 5.4 Tax Elections. Any elections or other decisions relating to allocations of income, gain, deduction, loss or credit hereunder or any other tax elections (including elections under Code Section 754) that must be made at the Company level (as opposed to by the Members) will be made (or not made) by the Managers in their reasonable discretion.

Section 5.5 Consistent Reporting. The Members are aware of the income tax consequences of the allocations made by this Article V and hereby agree to be bound by the provisions of this Article V in reporting their distributive share of the Company's income and loss for income tax purposes.

ARTICLE VI
DISTRIBUTIONS

Section 6.1 Distributions of Operating Income and Capital Proceeds. Subject to any applicable agreement to which the Company is a party governing the terms of indebtedness for borrowed money and to the retention and establishment of reserves, or payment to third parties, of such funds as the Managers deems necessary in its sole discretion with respect to the reasonable business needs and obligations of the Company, the Managers may make distributions from the net cash flow of the Company from time to time as determined by the Managers. Except as specifically set forth herein, all distributions to a class or classes of Units shall be made ratably among the holders of the applicable class or classes of Membership Units in question, based on the number of Units of such class owned by such holders. The amount of any distributions of net cash flow and any distributions on liquidation or other capital event shall be made to the Members as follows:

(a) The amount of any distributions shall be made to the Members in the following order of priority:

1. First, to the Class A and Class B Members, until the cumulative amount distributed to such holders pursuant to this Section 6.1(a) equals the aggregate unreturned Capital Contributions made by such holders with respect to their Class A and Class B Units owned by such holders;

2. Then, to the Members, pro rata in accordance to their Percentage Interests.

(b) Notwithstanding Section 6.1(a), no distribution shall be made to a Member to the extent it would cause such Member to have a deficit capital account.

(c) With respect to Founder Units, Class P Units or any other Membership Unit intended to constitute a "profits interest" within the meaning of IRS Revenue Procedure 93-27 such Membership Unit shall be entitled to distributions pursuant to Article VI only to the extent specified in the applicable agreement between the Company and the holder of such profits interest, and in any case only when aggregate distributions to other Members equal or exceed the

"distribution threshold" set forth in such agreement and any vesting conditions are met.

ARTICLE VII
TRANSFERS; WITHDRAWAL

Section 7.1 Transfers. Except as set forth in this Agreement, no Member shall have the unconditional right to give, sell, assign, pledge, hypothecate, exchange or otherwise transfer to another, all or any part of his Membership Units in this Company, and no Member may transfer his Membership Units without the consent of the Manager(s). Any attempted transfer not in compliance with the terms of this Article 7 shall be null and void and the Company shall not in any way give effect to any such transfer.

(a) A Member who desires to transfer his Membership Units shall give written notification of proposed transfer to each of the Class A Members of his intention to sell his Membership Units. Any such transfer may be made only with the Manager(s) consent. Each Class A Member shall have the right of first refusal to purchase any or all of such Membership Units, pro rata according to the Class A Member's Percentage Class Interest, upon such terms and conditions as were set forth in the notification of proposed transfer and approved by the Manager.

(b) Any transferee of a Member's Units pursuant to this Agreement may only be admitted to the Company as a substitute Member with the approval of the Manager(s). The admission of a transferee as a substitute Member will in all events be conditioned upon compliance with this Article VII and the transferee's written assumption, in form and substance satisfactory to the Manager(s), of all obligations of the transferring Member and execution of an instrument satisfactory to the Manager(s) whereby such transferee becomes a party to this Agreement as a Members. Any such transferee (including, without limitation, in the case of a deceased Member, the estate of such deceased Member and each other Person, if any, who may become a transferee of such deceased Member's Units by will or other estate plan or by operation of law), irrespective of whether such transferee has accepted and adopted in writing the terms and provisions of this Agreement or been admitted as a substitute Member, will be deemed by the acceptance of such transferred Units to have agreed to be subject to the terms and provisions of this Agreement in the same manner as its transferor, and to have assumed the transferor's obligations pursuant to this Agreement with respect to such transferred Units.

(c) Subject to the Act, no transfer will relieve the transferor of any of the transferor's obligations under this Agreement without the approval of the Manager.

(d) In the event that any Member is adjudicated bankrupt or is deemed insolvent, or in the event of the winding up or liquidation of a Member, the legal representative of such Member will, upon written notice to the Company of the happening of any of such events, become an assignee of such Member's Units, subject to all of the terms of this Agreement as then in effect.

(e) If at any time the Manager(s) approve a sale of all, but not less than all, of the

Units of the Company to any person or persons (other than the Manager(s) and their affiliates), then the Manager(s) will have the right to require the Members to sell their Units to the acquiring person(s) for an amount equal to the amount that each Member would receive if the aggregate consideration paid by such acquiring person(s) to acquire all of the Units (net of transaction costs) were paid to the Company and distributed to the selling Members pursuant to Section 6.1(b).

(f) The Members will take or cause to be taken all such actions as may be necessary, reasonably desirable or otherwise requested by the Manager(s) in order to expeditiously consummate such sale, including, without limitation, executing, acknowledging and delivering transfer agreements, sale agreements, non-competition / non-solicitation / confidentiality agreements, escrow agreements, consents, assignments, releases, waivers, and any other documents or instruments which in each case are no more burdensome than those executed by any Member; and the Members will otherwise reasonably cooperate with the Manager(s), such acquiring person(s), and their respective representatives and counsel. Each Member will be obligated to join up to its pro rata share in any purchase price adjustments, indemnification, or other obligations that the Members may be required to provide in connection with such sale. Each Member hereby grants to the Manager(s) a power-of-attorney to sign any and all documents described above that are being executed in connection with such sale on behalf of such Member.

ARTICLE VIII
REPORTING, ACCOUNTING AND RECORDS

Section 8.1 Books and Records; Inspection.

(a) The Company shall keep books and records pursuant to Sec. 1102 of the Act, either in written form or in other than written form easily converted into such written form within a reasonable time. Such books and records shall be maintained on a cash basis pursuant to this Agreement, and the accounting year of this Company shall end on December 31.

(b) Each member holding a Percentage Interest in excess of ten percent (10%) may inspect and copy, at his own expense and with reasonable advance notice, for any purpose reasonably related to such Membership Units as a member, the Articles of Organization, this Second Amended and Restated Operating Agreement, minutes of any meeting of members and all tax returns or financial statements of the Company for the three years immediately preceding his inspection, and other information regarding the affairs of this Company as is just and reasonable.

Section 8.2 Partnership Tax Representative.

(a) JPG Hospitality Corp. (the “Partnership Representative”) shall be the “partnership representative” of the Company within the meaning of Section 6223(a) of the Code. If any state or local tax law provides for a partnership representative or person having similar rights, powers, authority or obligations, the Partnership Representative shall also serve in such capacity. The Partnership Representative shall have all of the rights, authority and power, and shall be subject

to all of the obligations, of a partnership representative to the extent provided in the Code and the Treasury Regulations, including the authority make any elections permitted under the Code, and the Members hereby agree to be bound by any good faith actions taken by the Partnership Representative within its scope of authority in such capacity. Each Member covenants and agrees to provide any information or forms, and take any action reasonably requested by the Partnership Representative in the scope of its responsibilities, duties and authority in such capacity.

(b) The Company shall indemnify, defend, and hold the Partnership Representative harmless for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with its serving as the partnership representative. The provisions contained in this Section 8.2 shall survive the termination of the Company, the termination of this Agreement and, with respect to any Member, the transfer of any portion of such Member's Units in the Company.

ARTICLE IX
DISSOLUTION

Section 9.1 Dissolution. This Company shall be dissolved and its affairs wound up, including the surrender of any leases and termination of all contracts, upon the first to occur of the following:

(a) The latest date on which this Company is to dissolve, if any, as set forth in the Articles of Organization, or by a judicial decree pursuant to Sec. 702 of the Act.

(b) The affirmative vote or written consent of a Super Majority.

(c) The bankruptcy, death, dissolution, expulsion, incapacity or withdrawal of any member or the occurrence of any other event that terminates the continued membership of any member, unless within six months after such event, this Company is continued either by vote or written consent of a Super Majority.

Upon dissolution of this Company, the members or managers may, in the name of and on behalf of this Company, prosecute and defend suits, whether civil, criminal or administrative, settle and close this Company's business, dispose of and convey this Company's property, discharge this Company's liabilities and distribute to the members any remaining assets, all without affecting the liability of each and every member. Within ninety days following the dissolution and the commencement of winding up the affairs of this Company, or at any other time there are no members. Articles of Dissolution shall be filed with the Secretary of State of New York. Upon such filing of Articles of Dissolution by the Secretary of State of New York, the Articles of Organization shall be deemed to be cancelled.

Section 9.2 Liquidating Distributions. Upon dissolution the assets of this Company shall be distributed as follows:

(a) To creditors, including members who are creditors, to the extent permitted by law, in satisfaction of liabilities of this Company, whether by payment or by establishment of adequate reserves, other than liabilities for distributions to members under Sec. 507 or Sec. 509 of the Act.

(b) To members and former members in satisfaction of liabilities for distribution under Sec. 507 or Sec. 509 of the Act.

(c) To Members in accordance with Section 6.1 of this Agreement.

ARTICLE X
MISCELLANEOUS

Section 10.1 Gender. When the masculine gender is used in this Agreement and when required by the context, the same shall include the feminine and neuter genders and vice versa.

Section 10.2 Waivers. No failure of a member to exercise and or delay by a member in exercising any right or remedy under this Agreement shall constitute a waiver of such right or remedy. No waiver by a member of any such right or remedy under this Agreement shall be effective unless made in writing duly executed by all members and specifically referring to each such right or remedy being waived.

Section 10.3 Entire Agreement. This Agreement contains the entire agreement among the members with respect to the operation of this Company, and supersedes each and every course of conduct previously pursued or consented to and each and every oral agreement and representation previously made by the members with respect thereto, whether or not relied or acted upon. No amendment of this Second Amended and Restated Operating Agreement shall be effective unless made in writing, duly executed by all members and specifically referring to each provision of this Second Amended and Restated Operating Agreement being amended. No course of conduct or performance subsequently pursued or acquiesced in and no oral agreement or representation subsequently made, by the members, whether or not relied or acted upon, shall amend this Second Amended and Restated Operating Agreement or impair or otherwise affect any members obligations, rights or remedies pursuant to this Agreement.

Section 10.4 Notice. Any notice, demand or other communication required or permitted to be given pursuant to this Second Amended and Restated Operating Agreement or under the New York Limited Liability Company Act shall have been sufficiently given for all purposes, if given pursuant to the provisions of this Second Amended and Restated Operating Agreement or as set forth in the New York Limited Liability Company Act, as the case may be.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the persons signing this Seccond Amended and Restated Operating Agreement below conclusively evidence their agreement to the terms and conditions of this Second Amended and Restated Operating Agreement by so signing this Second Amended and Restated Operating Agreement.

justin giuffrida

JPG Hospitality Corp
BY: Justin Giuffrida
ITS: Managing Member

AG

Geisel Hospitality Corp
BY: Andrew Geisel
ITS: Managing Member

[Signature Page - Second Amended and Restated Citizens Holdings LLC Operating Agreement]

Schedule A

As of January __, 2025

Members Names and Membership Units

Name	Address	Capital Contribution	Class A Units	Class B Units	Class P Units	Founder Units
James Rogers	[redacted]	0	800,000	0		
JPG Hospitality Corp	[redacted]	0	3,600,000	0		
Geisel Hospitality Corp	[redacted]	0	3,600,000	0		
[Class P Unit Holder]						
Series-A Start Engine Reg CF				307,666		
Series-A Private				77,249		
Seed SAFE conversion				477,975		